December 14, 2010
Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: China Enterprises Limited
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed March 30, 2010
File No. 1-12126
Dear Mr. Gilmore:
China Enterprises Limited (the “Issuer” or the “Company”) is in receipt of the letter from the staff of the Securities and Exchange Commission dated November 29, 2010. Please allow this letter to serve as a request from the Company to extend the time period for which to respond to the letter to December 27, 2010, as the Company has not completed its analysis.
Comments or questions regarding the above should be directed to the undersigned at 011-852-2372-0620 (facsimile) or 011-852-3151-0300 (telephone).

With best regards,
/s/ Chow Chun Man, Jimmy
CHOW CHUN MAN, JIMMY
Chief Financial Officer China Enterprises Limited